Filed by MutualFirst Financial, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MutualFirst Financial, Inc.
Commission File No.: 000-27905
The following communication was provided to employees of MutualFirst Financial Inc., on October 29, 2019.

Media inquiries should be directed to Dave Heeter, CEO, at 765-747-2880 or dave.heeter@bankwithmutual.com.

Northwest Bank’s merger with Indiana’s MutualBank
Northwest is pleased to announce that we have signed a definitive agreement to acquire MutualBank, headquartered in Muncie, Indiana.  Completion of the transaction is subject to customary closing conditions, including regulatory approvals.
Customers do not need to take any action at this time and there will be no changes to their MutualBank accounts until the transaction closes in the second quarter of 2020. Over the next few months, they will receive information from Northwest, including a comprehensive, easy-to-follow guide that will provide information about how the conversion affects their accounts and steps they may need to take to ensure a smooth transition. Whether they use debit or credit cards, checks or online and mobile banking, personal and business customers will automatically receive everything they need to manage their accounts and ensure no interruption of service.
The Northwest and MutualBank teams are committed to working together to evaluate MutualBank staffing to ensure the merger causes minimal employee impact impact.  Customers will continue to work with the same friendly, knowledgeable MutualBank customer-facing teams they're used to. Northwest recognizes the level of banking talent in Indiana and will seek opportunities to grow its franchise and add jobs across the state.
Northwest looks forward to continuing to promote economic development and support the local communities, families and businesses.
For more than 120 years, Northwest has been a trusted bank in its communities. And while the bank has grown, our hometown approach hasn’t changed. Nationally recognized for our commitment to excellence, Northwest is a financially-strong, full-service financial institution dedicated to its employees, customers, communities and shareholders. As banking and customer preferences evolve, Northwest remains committed to investing in its people, technology and office network to ensure customers receive high-quality, friendly and efficient service.

We’re extremely proud to have been selected as the preferred partner for MutualBank and look forward to enhancing our presence and further contributing to the renewed energy and prosperity across Indiana.

About Northwest Bancshares, Inc.:
Headquartered in Warren, Pennsylvania, Northwest Bancshares, Inc. is the holding company of Northwest Bank. Founded in 1896, Northwest Bank is a full-service financial institution offering a complete line of business and personal banking products, employee benefits and investment management, as well as personal and business insurance services. Northwest operates 172 full-service offices and ten free-standing drive through locations in Pennsylvania, New York and Ohio. Northwest Bancshares, Inc.'s common stock is listed on the NASDAQ Global Select Market as NWBI.
About MutualFirst Financial, Inc.:
MutualFirst Financial, Inc. is a bank holding company, founded in 1889 and headquartered in Muncie, Indiana. Its wholly-owned subsidiary, MutualBank, serves people and businesses through retail and commercial banking, MutualFinancial Investment Services, and MutualWealth Management Group. With 39 locations in 16 Indiana counties, MutualBank offers solutions for nearly every financial need. MutualBank also operates a subsidiary of mortgage solutions through SummitMortgage, Inc. and they can be found at www.gotosummitmortgage.com. MutualFirst Financial, Inc. is traded on the NASDAQ Global Market under the symbol “MFSF”.
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Forward-Looking Statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Northwest's and MutualFirst’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may," or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in Northwest Bancshares' and MutualFirst's reports filed with the U.S. Securities and Exchange Commission (the "SEC") and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by MutualFirst shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating MutualFirst business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Northwest Bancshares products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and

the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.
Important Additional Information and Where to Find It
In connection with the proposed merger, Northwest will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of MutualFirst and a Prospectus of Northwest Bancshares, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF MUTUALFIRST FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Northwest and MutualFirst, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Northwest Bancshares at www.northwest.com under the heading "Investor Relations" and then under "SEC Filings" or from MutualFirst by accessing MututalFirst's website at www.bankwithmutual.com under the heading "Investor Relations" and then under "SEC Filings." Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Northwest Bancshares, Inc., 100 Liberty Street, Warren, Pennsylvania 16365, Attention: Investor Relations, Telephone: (814) 726-2140 or to MutualFirst, Inc., 110 E. Charles Street, Muncie, Indiana 47305, Attention: Investor Relations, Telephone: (765) 747-2800.
MutualFirst and Northwest and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MutualFirst in connection with the proposed merger. Information about the directors and executive officers of MutualFirst and their ownership of MutualFirst common stock is set forth in the proxy statement for MutualFirst's 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 22, 2019. Information about the directors and executive officers of Northwest Bancshares is set forth in the proxy statement for Northwest Bancshares’ 2019 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 7, 2019.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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